NEWS RELEASE	RUBICON MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR06-11 JUNE 15, 2006

RUBICON RENEWS SHAREHOLDER RIGHTS PLAN

Vancouver, BC: Rubicon Minerals Corporation (TSX:RMX;AMEX:RBY) (the “Company”) announced today that its Board of Directors has adopted an amended and restated Shareholder Rights Plan, which replaces the Company’s existing Shareholder Rights Plan which was adopted in 2002. In making the announcement, the Company said that it is not aware of any pending or threatened takeover bid.

The purpose of the Plan is twofold. Firstly, it provides the directors and shareholders of the Company with additional time to assess and evaluate any offers to acquire shares of the Company and, where appropriate, to enable the Board to explore and develop alternatives to maximize shareholder value. Secondly, it encourages fair treatment of all shareholders in connection with any takeover bid for the Company.

The amended and restated Plan is effective June 14, 2006, but in accordance with TSX requirements it must be submitted to the shareholders of the Company for confirmation at the Company’s 2006 Annual and Special Meeting. If shareholders do not confirm the Plan at the meeting, the Plan and the Rights will terminate and cease to be effective.

The Plan is not intended to block takeover bids. The Rights issued under the Plan become exercisable only if a person, or a group of persons acting in concert, acquires 20 per cent or more of the outstanding common shares of the Company. The Rights are not triggered by a “permitted bid” which is a bid made for any and all common shares to all common shareholders by way of a takeover bid circular that remains open for not less than 60 days and pursuant to which more than 50 per cent of the common shares held by independent shareholders are deposited and not withdrawn. Each Right, upon exercise would permit the purchase of shares of the Company at a substantial discount to market price, as defined in the Plan.

Notwithstanding confirmation of the Plan at the 2006 Annual and Special Meeting, the Plan must be reconfirmed by the shareholders at the 2011 annual general meeting. If the Plan is not so reconfirmed or is not presented for reconfirmation at the 2011 annual general meeting, the Plan shall terminate on and from the close of the 2011 annual general meeting. If the Plan is reconfirmed at the 2011 annual general meeting, then it will terminate on the earlier of the time at which the right to exercise rights shall terminate pursuant to the Plan or the 2016 annual general meeting.

The foregoing is a general description of the Plan only, and is qualified in its entirety by the more detailed description of the Plan, and in particular by the full text of the Plan, which will be contained in the material change report relating to the Plan (which the Company expects to file shortly). The material change report will be available on the SEDAR website (www.sedar.com) once filed.

Rubicon Minerals Corporation is a Canadian-based mineral exploration company listed on both the TSX and AMEX. As part of its diverse asset base, Rubicon holds a 39.6% interest in a private B.C. corporation, Africo Resources Ltd. A feasibility study has been completed at Africo's high-grade copper/cobalt Kalukundi project in the DRC. To achieve maximum shareholder value for its assets, Rubicon has announced plans to spinout its assets into three public vehicles.

        RUBICON MINERALS CORPORATION

David Adamson
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President & CEO

This news release contains certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential” and similar expressions, or that events or conditions “will”, “would”, “may”, “could” or “should” occur. Forward-looking statements in this document include statements regarding the future operation and effectiveness of the Company’s shareholder rights plan and the timing of future shareholder meetings. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially form those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration success, and continued availability of capital and financing, and general economic market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made. The Company undertakes no obligations to upgrade these forward-looking statements in the event that management’s beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the current relevant legal and regulatory regimes and the receipt of required regulatory and shareholder approvals. The forgoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations Toll free: 1.866.365.4706 E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation Suite 1540-800 West Pender Street, Vancouver BC CANADA V6C 2V6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties that could cause actual results to differ materially from targeted results. Mineral resources which are not mineral reserves do not have demonstrated economic viability. The Company relies upon litigation protection for forward looking statements.